THIS IS ME



Salim Holder · 2nd in

Co-Founder / CEO at 4th Ave Market

White Plains, New York, United States · 500+ connections ·

Contact info

4th Ave **4th Ave Market**

S **University of Rochester - William E. Simon Graduate**

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Super proud to be featured as one of the founding members of the Rolling Stone...



Meet Six Founding Members of the Rolling Stone Culture Council

rollingstone.com · 4 min read

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2+ years ago, I made a decision to change the track my life was on. I knew in my hear...



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"We stan upon the



What is t Market?

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Experience



Co-Founder / CEO
4th Ave Market
Jun 2018 – Present · 2 yrs 10 mos
Greater New York City Area



Lead Instructor
General Assembly
Jan 2018 – Present · 3 yrs 3 mos
Greater New York City Area

CEO
Find Your Plug, LLC
Jan 2018 – Present · 3 yrs 3 mos
Greater New York City Area

Brand strategy and Influencer Marketing company that gets your brand and product into the hands of the tastemakers who influence the influencers.



Sr. Brand Manager
Combe Incorporated
Nov 2014 – Jan 2018 · 3 yrs 3 mos
Greater New York City Area

Led and managed marketing team with full responsibility for P&L and restored growth to mature and declining $55M brand of women's intimate health products via creation of a more impactful shelf presence and implementation of more effective digital and promotional marketing tactics.   ...see more



Sr. Brand Manager - Irish Whiskey
Pernod Ricard
Nov 2013 – Aug 2014 · 10 mos
New York, NY

Drove outcome-driven marketing strategies by creating a more streamlined, consumer-centric culture. Responsible for managing $75M A&P budget.

Key Accomplishments: ...see more

Show 5 more experiences ⌄

Education



University of Rochester - William E. Simon Graduate School of Business Administration

MBA, Marketing, Strategy, Entrepreneurship
2005 – 2007
Activities and Societies: Simon Enterpreneurs, VISION CSR, Simon Chapter of the National Black MBA Association



Hampton University
B.S., Marketing
Activities and Societies: Kappa Alpha Psi, Honors College

Columbia High School
1999

Licenses & certifications



John Maxwell Leadership Academy Certification in Coaching, Corporate Training, and Public Speaking
John Maxwell Certified Speaker Trainer and Coach
Issued Aug 2016 · No Expiration Date

NYC Scratch Academy Certified DJ/Turntablist
Scratch DJ Academy, LLC
Issued Oct 2014 · No Expiration Date

Volunteer experience

Committee Chair
Kappa Alpha Psi Fraternity, Inc. New Rochelle-White Plains Alumni Chapter
Mar 2002 – Present • 19 yrs 1 mo
Children

Project Leader
Boys and Girls Clubs of America
Mar 2008 – Jun 2010 • 2 yrs 4 mos
Children

Lead the development and execution of the "Lighthouse" program, which aimed at highlighting career opportunities and options for college among teens in 7th grade through 12th grade.



